Nasdaq Regulation

Nasdaq

Lisa Roberts
Vice President
Listing Qualifications

By Electronic Mail

June 26, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 11, 2018 The Nasdaq Stock Market (the "Exchange") received from Titan Medical Inc. (the "Registrant") a copy of the Registrant's application on Form 40-F 12(b) for the registration of the following security:

Common Shares, no par value

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Lisa Roberts